

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

Dave Stewart, Esq.
Sr. Vice President and General Counsel
Saltchuk Resources, Inc.
450 Alaskan Way S. Suite 708
Seattle, WA 98104

      Re: Saltchuk Resources, Inc.
          Overseas Shipholding Group, Inc.
          SC TO-T filed by Seahawk MergeCo., Inc. and Saltchuk Resources, Inc.
          Filed June 10, 2024
          File No. 005-30797

Dear Dave Stewart:

      We have reviewed your filing and have the following comment. Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. After reviewing your response to this comment, we may have additional comments.

Schedule TO-T filed June 10, 2024

General

1.   Disclosure on page 22 indicates that Parent owned as of May 19, 2024 approximately 21.1% of the outstanding shares of OSG. Please provide a legal analysis explaining why Parent is not an affiliate engaged in a going-private transaction subject to Exchange Act Rule 13e-3. In responding to this comment, please include a discussion of the defined terms "affiliate" in Rule 13e-3(a)(1) and "control" in Exchange Act Rule 12b-2. You may also wish to consider and address in your response sections 201.01, 201.05 and 201.06 of our Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Lastly, please also consider the Commission's discussion in Section II.D. of Exchange Act Release No. 34-39538 (Jan. 12, 1998), including the text accompanying footnote 20 and the last sentence of footnote 20.

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Christopher J. Voss